

July 18, 2012

Via E-mail
Mr. Craig Cody
Chief Financial Officer
Kiwibox.com, Inc
330 West 38th Street, Suite 1602
New York, NY 10018

     Re: Kiwibox.com, Inc.
               Form 8-K Filed May 24, 2012
               File No. 000-32485

Dear Mr. Cody:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

               Sincerely,

               /s/ Kathleen Collins

               Kathleen Collins
               Accounting Branch Chief